Exhibit 3.104(a)
ARTICLES OF CONVERSION
FOR
USP TEXAS AIR, L.P.

(Converting Entity)
In accordance with the governing provisions of the Texas Revised Limited Partnership Act, (the “Act”), USP Texas Air, L.P. (the “Converting Entity”), hereby adopts and authorizes for filing with the Texas Secretary of State, the following Articles of Conversion.
1. A Plan of Conversion has been adopted and approved by the Converting Entity in accordance with the Act. The Plan of Conversion sets forth that the name of the Converting Entity is USP Texas Air, L.P., that the Converting Entity was formed in the State of Texas as a limited partnership under the Act on August 6, 2002, and that the Converting Entity is being converted from a limited partnership to a limited liability company in accordance with the Act and the laws governing the converted or resulting entity. For purposes of these Articles, the term “Converting Entity” refers to the entity prior to conversion. The term “Converted Entity” refers to the entity after conversion. The address of both the Converting Entity and the Converted Entity is 15305 Dallas Parkway, Suite 1600, Addison. TX 75001.
2. The Plan of Conversion is attached hereto as Exhibit “A.” An executed plan of conversion is on file at the principal place of business of the converting entity, which is 15305 Dallas Parkway, Suite 1600, Addison, Texas 75001, and an executed plan of conversion will be on file from and after the conversion, at the principal place of business of the converted entity, which is 15305 Dallas Parkway, Suite 1600, Addison, Texas 75001.
     A copy of the plan of conversion will be furnished by the converting entity (prior to the conversion) or the converted entity (after the conversion), on written request and without cost, to any shareholder, partner, or member of the converting entity or the converted entity.
     The approval of the plan of conversion was duly authorized by all action required by the laws under which the converting entity was incorporated, formed, or organized and by its constituent documents.
3. The Converted Entity is a domestic entity, and contemporaneous with the filing of these Articles of Conversion, the Converted Entity shall file its formation document with the Texas Secretary of State which conforms in all respects with the law governing its formation in the state of Texas and which sets forth that the Converted Entity is being formed pursuant to a Plan of Conversion.
4. The Converted Entity will be responsible for the payment of all fees and franchise taxes of the Converting Entity and will be obligated to pay such fees and franchise taxes if the same are not timely paid.
5. Approval of the Plan of Conversion was duly authorized by all action required by the laws under which the Converting Entity was formed and by its constituent documents.
6. The effective date shall be the date of filing.

By:	USP Texas Air, L.P.
(Converting Entity)

/s/ Alex Jenkins
Alex Jenkins, Asst. Secretary of
USP North Texas, Inc. (General Partner)